UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of July, 2023

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: July 17, 2023	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit    I

Description

Communication dated July 17, 2023 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about the unaudited standalone and consolidated financial results of the Bank for the first quarter ended June 30, 2023.

July 17, 2023

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Outcome of the meeting of the Board of Directors of HDFC Bank Limited (“the Bank”) held on July 17, 2023

We enclose herewith the unaudited standalone and consolidated financial results of the Bank for the first quarter ended June 30, 2023 (“Results”), along with segment reporting, press release and the Limited Review Report of the Joint Statutory Auditors in this regard. The results were duly approved by the Board of Directors at its meeting held today.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary

Encl.:a/a.

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2023

		(₹ in lac)
		Quarter ended			Year ended 31.03.2023
		30.06.2023	31.03.2023	30.06.2022
Particulars		Unaudited	Audited (Refer note 5)	Unaudited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	4858681	4511936	3517204	16158555
	a) Interest / discount on advances / bills	3800795	3564278	2740228	12709586
	b) Income on investments	891124	837644	719357	3131116
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	79185	30865	29624	99679
	d) Others	87577	79149	27995	218174
2	Other income	922986	873118	638823	3121483
3	Total Income (1)+(2)	5781667	5385054	4156027	19280038
4	Interest Expended	2498774	2176753	1569062	7474331
5	Operating Expenses (i)+(ii)	1405691	1346211	1050181	4765209
	i) Employees cost	478207	436206	350024	1551236
	ii) Other operating expenses	927484	910005	700157	3213973
6	Total Expenditure (4)+(5) (excluding Provisions and Contingencies)	3904465	3522964	2619243	12239540
7	Operating Profit before Provisions and Contingencies (3)-(6)	1877202	1862090	1536784	7040498
8	Provisions (other than tax) and Contingencies	286003	268537	318773	1191967
9	Exceptional Items	—	—	—	—
10	Profit from Ordinary Activities before tax (7)-(8)-(9)	1591199	1593553	1218011	5848531
11	Tax Expense	396022	388808	298412	1437660
12	Net Profit from Ordinary Activities after tax (10)-(11)	1195177	1204745	919599	4410871
13	Extraordinary items (net of tax expense)	—	—	—	—
14	Net Profit for the period (12)-(13)	1195177	1204745	919599	4410871
15	Paid up equity share capital (Face Value of ‘ 1/- each)	55918	55797	55546	55797
16	Reserves excluding revaluation reserves				27964105
17	Analytical Ratios and other disclosures:
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	18.93%	19.26%	17.52%	19.26%
	(iii) Earnings per share (EPS) (‘) (Face Value of ‘ 1/- each):
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	21.40	21.60	16.57	79.25
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	21.28	21.49	16.50	78.89
	(iv) NPA Ratios:
	(a) Gross NPAs	1906412	1801903	1803367	1801903
	(b) Net NPAs	477687	436843	488773	436843
	(c) % of Gross NPAs to Gross Advances	1.17%	1.12%	1.28%	1.12%
	(d) % of Net NPAs to Net Advances	0.30%	0.27%	0.35%	0.27%
	(v) Return on assets (average) - not annualized	0.51%	0.53%	0.46%	2.07%
	(vi) Net worth	28638820	27306304	24332225	27306304
	(vii) Outstanding Redeemable Preference Shares	—	—	—	—
	(viii) Capital Redemption Reserve	—	—	—	—
	(ix) Debt Equity Ratio	0.44	0.39	0.36	0.39
	(x) Total Debts to Total Assets	8.37%	8.38%	8.23%	8.38%

- Debt represents borrowings with residual maturity of more than one year. Total debts represents total borrowings of the Bank.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Segment information in accordance with the RBI guidelines and Accounting Standard 17 - Segment Reporting of the operating segments of the Bank is as under:

		(₹ in lac)
		Quarter ended			Year ended 31.03.2023
		30.06.2023	31.03.2023	30.06.2022
Particulars		Unaudited	Audited (Refer note 5)	Unaudited	Audited
1	Segment Revenue
a)	Treasury	1053787	948254	737964	3432291
b)	Retail Banking:	4293948	4016052	3168563	14227315
	(i) Digital Banking*	62	51		64
	(ii) Other Retail Banking	4293886	4016001		14227251
c)	Wholesale Banking	2833289	2653476	1864207	9181732
d)	Other Banking Operations	695009	697775	598469	2597931
e)	Unallocated	139902	109180	874	254876
	Total	9015935	8424737	6370077	29694145
	Less: Inter Segment Revenue	3234268	3039683	2214050	10414107

	Income from Operations	5781667	5385054	4156027	19280038

2	Segment Results
a)	Treasury	135490	104312	26617	209649
b)	Retail Banking:	356906	397648	270050	1416354
	(i) Digital Banking*	(32)	(37)		(85)
	(ii) Other Retail Banking	356938	397685		1416439
c)	Wholesale Banking	884819	855913	736664	3364199
d)	Other Banking Operations	275789	294814	224753	968453
e)	Unallocated	(61805)	(59134)	(40073)	(110124)

	Total Profit Before Tax	1591199	1593553	1218011	5848531

3	Segment Assets
a)	Treasury	64950758	64110856	55198071	64110856
b)	Retail Banking:	78013721	75606877	64446850	75606877
	(i) Digital Banking*	3777	4022		4022
	(ii) Other Retail Banking	78009944	75602855		75602855
c)	Wholesale Banking	97242820	97368982	82280953	97368982
d)	Other Banking Operations	8518039	8074870	7924230	8074870
e)	Unallocated	1443962	1446563	1127049	1446563

	Total	250169300	246608148	210977153	246608148

4	Segment Liabilities
a)	Treasury	7964237	7330877	7825587	7330877
b)	Retail Banking:	163183242	159073252	134186107	159073252
	(i) Digital Banking*	4004	4166		4166
	(ii) Other Retail Banking	163179238	159069086		159069086
c)	Wholesale Banking	44557093	46455276	41091705	46455276
d)	Other Banking Operations	694972	701864	618250	701864
e)	Unallocated	4388297	5026977	2227010	5026977

	Total	220787841	218588246	185948659	218588246

5	Capital and Reserves	29381459	28019902	25028494	28019902

6	Total (4)+(5)	250169300	246608148	210977153	246608148

*Information about Digital Banking Segment reported as a sub-segment of Retail Banking Segment is related to Digital Banking Units of the Bank.

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI. The Segment Assets and Segment Liabilities exclude transfers between segments and are transfer priced on a gross basis.

Notes :

1	Statement of Assets and Liabilities is given below:

	(₹ in lac)
	As at 30.06.2023	As at 30.06.2022	As at 31.03.2023
Particulars	Unaudited	Unaudited	Audited
CAPITAL AND LIABILITIES
Capital	55918	55546	55797
Reserves and Surplus	29325541	24972948	27964105
Deposits	191309578	160475997	188339465
Borrowings	20942280	17360589	20676556
Other Liabilities and Provisions	8535983	8112073	9572225

Total	250169300	210977153	246608148

ASSETS
Cash and Balances with Reserve Bank of India	11319658	10150734	11716077
Balances with Banks and Money at Call and Short notice	4754506	1226367	7660431
Investments	56577757	49615668	51700143
Advances	161567204	139506768	160058590
Fixed Assets	843357	629856	801655
Other Assets	15106818	9847760	14671252

Total	250169300	210977153	246608148

2

The above financial results have been approved by the Board of Directors at its meeting held on July 17, 2023. The financial results for the quarter ended June 30, 2023 have been subjected to a “Limited Review” by the statutory auditors (M M Nissim & Co LLP, Chartered Accountants and Price Waterhouse LLP, Chartered Accountants) of the Bank. The financial results for the quarter ended June 30, 2022 were reviewed by M M Nissim & Co LLP, Chartered Accountants and MSKA & Associates, Chartered Accountants.

3

These financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 - Interim Financial Reporting (“AS 25”), prescribed under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“the RBI”) from time to time (‘RBI Guidelines’) and other accounting principles generally accepted in India, and is in compliance with the presentation and disclosure requirements of the Regulation 33 and Regulation 52 read with Regulation 63 (2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended including relevant circulars issued by the SEBI from time to time.

4

The Bank has applied its significant accounting policies in the preparation of these financial results consistent with those followed in the annual financial statements for the year ended March 31, 2023. Any circular / direction issued by RBI is implemented prospectively when it becomes applicable, unless specifically required under those circulars / directions.

5

The figures for the quarter ended March 31, 2023 are the balancing figures between audited figures in respect of the financial year 2022-23 and the published year to date figures up to December 31, 2022.

6

The Board of Directors at its meeting held on April 04, 2022, approved a composite Scheme of amalgamation (“Scheme”), for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited, with and into Housing Development Finance Corporation Limited (“HDFC Limited”); and thereafter (ii) HDFC Limited into HDFC Bank Limited (“Bank”), and their respective shareholders and creditors, under Sections 230 to 232 of the Companies Act, 2013 and other applicable laws including the rules and regulations. The Scheme was approved by the shareholders at the National Company Law Tribunal (“NCLT”) convened meeting of the shareholders of the Bank held on November 25, 2022. The NCLT, in accordance with Sections 230 to 232 of the Companies Act, 2013 and rules thereunder, has vide its order dated March 17, 2023 sanctioned the Scheme. Upon receipt of all requisite approvals, the bank filed form INC 28 with ROC on July 01, 2023 and accordingly, the scheme has become effective on July 01, 2023. As per the Scheme, the appointed date for the amalgamation of HDFC Limited with and into the Bank is the same as effective date of the Scheme i.e. July 01, 2023. Accordingly, no impact of the scheme is required to be given in financial results for the quarter ended June 30, 2023.

In terms of the Scheme, the Bank has issued and allotted 3,11,03,96,492 equity shares to the shareholders of HDFC Limited as on July 13, 2023, being the record date fixed by the Board of Directors as per the Scheme, in accordance with the share exchange ratio i.e. 42 equity shares of face value of ₹ 1/- each of the Bank for every 25 equity shares of face value of ₹ 2/- each of HDFC Limited. Accordingly, the paid-up share capital of the Bank has increased from ₹ 559.18 crores consisting of 5,59,17,98,806 equity shares of ₹ 1/- each to ₹ 753.76 crore consisting of 7,53,75,69,464 equity shares of ₹ 1/- each, post cancellation of 1,16,46,25,834 equity shares held by HDFC Limited in the Bank on that date in accordance with the provisions of the Scheme.

7	During the quarter ended June 30, 2023, the Bank allotted 1,20,56,020 equity shares pursuant to the exercise of options under the approved employee stock option schemes.

8	Details of loans transferred / acquired during the quarter ended June 30, 2023 as per RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021 are given below:

(i) The Bank has not transferred any stressed loan (Non-performing asset and Special Mention Account) and loan not in default.

(ii) Details of ratings of SRs outstanding as on June 30, 2023 are given below:

	(₹ in crore)
Rating	Rating Agency	Recovery rating	Gross Value of Outstanding SRs
RR1	CRISIL	100% - 150%	60.96
RR1	India Ratings	100% - 150%	184.56
RR2	India Ratings	75% - 100%	90.64
RR4	India Ratings	25% - 50%	146.16
Unrated			0.22
		Total	482.54

(iii)	Details of loans not in default acquired through assignment are given below:

Particulars	Value
Aggregate amount of loans acquired (₹ in crore)	11,632.00
Weighted average residual maturity (in years)	19.06
Weighted average holding period by the originator (in years)	1.48
Retention of beneficial economic interest by the originator	10%
Tangible security coverage	100.00%

The loans acquired are not rated as these are to non-corporate borrowers.

(iv)	The Bank has not acquired any stressed loan.

9

Other income includes commission income from non-fund based banking activities, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments, dividends from subsidiaries and recoveries from accounts previously written off.

10	Other operating expenses include commission paid to sales agents of ₹ 1,075.42 crore (previous period: ₹ 1,095.24 crore) for the quarter ended June 30, 2023.

11	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

12	₹ 10 lac = ₹ 1 million

₹ 10 million = ₹ 1 crore

Place: Mumbai	Sashidhar Jagdishan
Date: July 17, 2023	Managing Director

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER ENDED JUNE 30, 2023

		(₹ in lac)
		Quarter ended			Year ended 31.03.2023
		30.06.2023	31.03.2023	30.06.2022
Particulars		Unaudited	Audited (Refer note 5)	Unaudited	Audited

1	Interest Earned (a)+(b)+(c)+(d)	5116814	4754834	3727381	17075405
	a) Interest / discount on advances / bills	4045277	3787354	2941376	13576733
	b) Income on investments	887700	839038	713722	3117330
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	84840	37322	31965	114925
	d) Others	98997	91120	40318	266417
2	Other Income	985315	961050	692851	3391205
3	Total Income (1)+(2)	6102129	5715884	4420232	20466610
4	Interest Expended	2595476	2260603	1635826	7777994
5	Operating Expenses (i)+(ii)	1517771	1459103	1135508	5153369
	i) Employees cost	595116	550071	460686	2001685
	ii) Other operating expenses	922655	909032	674822	3151684
6	Total Expenditure (4)+(5) (excluding Provisions and Contingencies)	4113247	3719706	2771334	12931363
7	Operating Profit before Provisions and Contingencies (3)-(6)	1988882	1996178	1648898	7535247
8	Provisions (Other than tax) and Contingencies	329210	317909	366568	1385408
9	Exceptional Items	-	-	-	-
10	Profit from ordinary activities before tax (7)-(8)-(9)	1659672	1678269	1282330	6149839
11	Tax Expense	419347	414868	320663	1534969
12	Net Profit from Ordinary Activities after tax (10)-(11)	1240325	1263401	961667	4614870
13	Extraordinary items (net of tax expense)	-	-	-	-
14	Consolidated Net Profit for the period before minority interest (12)-(13)	1240325	1263401	961667	4614870
15	Less: Minority Interest	3287	3954	3756	15159
16	Consolidated Net Profit for the period attributable to the group (14)-(15)	1237038	1259447	957911	4599711
17	Paid up equity share capital (Face Value of ₹ 1/- each)	55918	55797	55546	55797
18	Reserves excluding revaluation reserves				28887955
19	Analytical Ratios:
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil
	(ii) Earnings per share (EPS) (₹) (Face Value of ₹ 1/- each):
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	22.15	22.58	17.26	82.64
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	22.03	22.46	17.19	82.27

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Consolidated Segment information in accordance with the RBI guidelines and Accounting Standard 17 - Segment Reporting of the operating segments of the Bank is as under:

		(₹ in lac)
		Quarter ended			Year ended 31.03.2023
		30.06.2023	31.03.2023	30.06.2022
Particulars		Unaudited	Audited (Refer note 5)	Unaudited	Audited
1	Segment Revenue
a)	Treasury	1053787	948254	737964	3432291
b)	Retail Banking:	4293948	4016052	3168563	14227315
	(i) Digital Banking*	62	51		64
	(ii) Other Retail Banking	4293886	4016001		14227251
c)	Wholesale Banking	2833289	2653476	1864207	9181732
d)	Other Banking Operations	1015471	1028605	862674	3784503
e)	Unallocated	139902	109180	874	254876
	Total	9336397	8755567	6634282	30880717
	Less: Inter Segment Revenue	3234268	3039683	2214050	10414107

	Income from Operations	6102129	5715884	4420232	20466610

2	Segment Results
a)	Treasury	135490	104312	26617	209649
b)	Retail Banking:	356906	397648	270050	1416354
	(i) Digital Banking*	(32)	(37)		(85)
	(ii) Other Retail Banking	356938	397685		1416439
c)	Wholesale Banking	884819	855913	736664	3364199
d)	Other Banking Operations	344262	379531	289072	1269761
e)	Unallocated	(61805)	(59135)	(40073)	(110124)

	Total Profit Before Tax and Minority Interest	1659672	1678269	1282330	6149839

3	Segment Assets
a)	Treasury	64950758	64110856	55198071	64110856
b)	Retail Banking:	78013712	75606877	64446850	75606877
	(i) Digital Banking*	3777	4022		4022
	(ii) Other Retail Banking	78009935	75602855		75602855
c)	Wholesale Banking	97242829	97368982	82280953	97368982
d)	Other Banking Operations	15436496	14509965	13432921	14509965
e)	Unallocated	1443962	1446563	1127049	1446563

	Total	257087757	253043243	216485844	253043243

4	Segment Liabilities
a)	Treasury	7964237	7330877	7825587	7330877
b)	Retail Banking:	163183242	159073252	134186107	159073252
	(i) Digital Banking*	4004	4166		4166
	(ii) Other Retail Banking	163179238	159069086		159069086
c)	Wholesale Banking	44557093	46455276	41091705	46455276
d)	Other Banking Operations	6558832	6127083	5288415	6127083
e)	Unallocated	4388297	5026977	2227010	5026977

	Total	226651701	224013465	190618824	224013465

5	Capital, Reserves and Minority Interest	30436056	29029778	25867020	29029778

6	Total (4)+(5)	257087757	253043243	216485844	253043243

*Information about Digital Banking Segment reported as a sub-segment of Retail Banking Segment is related to Digital Banking Units of the Bank.

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI. The Segment Assets and Segment Liabilities exclude transfers between segments and are transfer priced on a gross basis.

Notes:

1	Consolidated Statement of Assets and Liabilities is given below:

	(₹ in lac)
	As at 30.06.2023	As at 30.06.2022	As at 31.03.2023
Particulars	Unaudited	Unaudited	Audited
CAPITAL AND LIABILITIES
Capital	55918	55546	55797
Reserves and Surplus	30291906	25736603	28887955
Minority Interest	88232	74871	86026
Deposits	191172011	160362905	188266325
Borrowings	26354747	21694614	25654866
Other Liabilities and Provisions	9124943	8561305	10092274

Total	257087757	216485844	253043243

ASSETS
Cash and balances with Reserve Bank of India	11322437	10154061	11718928
Balances with Banks and Money at Call and Short notice	5079382	1574943	7995853
Investments	56129005	49001620	51158171
Advances	168059617	144811146	166194929
Fixed Assets	874532	650416	828255
Other Assets	15607905	10278779	15132228
Goodwill on Consolidation	14879	14879	14879

Total	257087757	216485844	253043243

2

The above financial results represent the consolidated financial results of HDFC Bank Limited, its subsidiaries (together referred to as the ‘Group’) and HDB Employee Welfare Trust. These financial results have been approved by the Board of Directors at its meeting held on July 17, 2023. The financial results for the quarter ended June 30, 2023 have been subjected to a “Limited Review” by the statutory auditors (M M Nissim & Co LLP, Chartered Accountants and Price Waterhouse LLP, Chartered Accountants) of the Bank. The financial results for the quarter ended June 30, 2022 were reviewed by M M Nissim & Co LLP, Chartered Accountants and MSKA & Associates, Chartered Accountants.

3

These financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 21 - Consolidated Financial Statements (“AS 21”) and Accounting Standard 25 - Interim Financial Reporting (“AS 25”), prescribed under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (RBI) from time to time (“RBI Guidelines”) and other accounting principles generally accepted in India and is in compliance with the presentation and disclosure requirements of the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended including relevant circulars issued by the SEBI from time to time.

4

The Group has applied its significant accounting policies in the preparation of these financial results consistent with those followed in the annual financial statements for the year ended March 31, 2023. Any circular / direction issued by RBI is implemented prospectively when it becomes applicable, unless specifically required under those circulars / directions.

5

The figures for the quarter ended March 31, 2023 are the balancing figures between audited figures in respect of the financial year 2022-23 and the published year to date figures up to December 31, 2022.

6

The Board of Directors at its meeting held on April 04, 2022, approved a composite Scheme of amalgamation (“Scheme”), for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited, with and into Housing Development Finance Corporation Limited (“HDFC Limited”); and thereafter (ii) HDFC Limited into HDFC Bank Limited (“Bank”), and their respective shareholders and creditors, under Sections 230 to 232 of the Companies Act, 2013 and other applicable laws including the rules and regulations. The Scheme was approved by the shareholders at the National Company Law Tribunal (“NCLT”) convened meeting of the shareholders of the Bank held on November 25, 2022. The NCLT, in accordance with Sections 230 to 232 of the Companies Act, 2013 and rules thereunder, has vide its order dated March 17, 2023 sanctioned the Scheme. Upon receipt of all requisite approvals, the bank filed form INC 28 with ROC on July 01, 2023 and accordingly, the scheme has become effective on July 01, 2023. As per the Scheme, the appointed date for the amalgamation of HDFC Limited with and into the Bank is the same as effective date of the Scheme i.e. July 01, 2023. Accordingly, no impact of the scheme is required to be given in financial results for the quarter ended June 30, 2023.

In terms of the Scheme, the Bank has issued and allotted 3,11,03,96,492 equity shares to the shareholders of HDFC Limited as on July 13, 2023, being the record date fixed by the Board of Directors as per the Scheme, in accordance with the share exchange ratio i.e. 42 equity shares of face value of ₹ 1/- each of the Bank for every 25 equity shares of face value of ₹ 2/- each of HDFC Limited. Accordingly, the paid-up share capital of the Bank has increased from ₹ 559.18 crores consisting of 5,59,17,98,806 equity shares of ₹ 1/- each to ₹ 753.76 crore consisting of 7,53,75,69,464 equity shares of ₹ 1/- each, post cancellation of 1,16,46,25,834 equity shares held by HDFC Limited in the Bank on that date in accordance with the provisions of the Scheme.

7

In accordance with the RBI guidelines, banks are required to make consolidated Pillar 3 disclosures including leverage ratio, liquidity coverage ratio and Net Stable Funding Ratio (NSFR) under the Basel III Framework. These disclosures would be available on the Bank’s website at the following link: https://www.hdfcbank.com/personal/resources/regulatory-disclosures. The disclosures have not been subjected to audit or review by the statutory auditors.

8	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

9	₹ 10 lac = ₹ 1 million

₹ 10 million = ₹ 1 crore

Place: Mumbai	Sashidhar Jagdishan
Date: July 17, 2023	Managing Director

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER ENDED JUNE 30, 2023

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter ended June 30, 2023, at its meeting held in Mumbai on Monday, July 17, 2023. The accounts have been subjected to a ‘Limited Review’ by the statutory auditors of the Bank.

CONSOLIDATED FINANCIAL RESULTS:

The Bank’s consolidated net revenue grew by 25.9% to ₹ 35,067 crore for the quarter ended June 30, 2023 from ₹ 27,844 crore for the quarter ended June 30, 2022. The consolidated net profit for the quarter ended June 30, 2023 was ₹ 12,370 crore, up 29.1%, over the quarter ended June 30, 2022. Earnings per share for the quarter ended June 30, 2023 was at ₹ 22.2 and book value per share as of June 30, 2023 was ₹ 542.7.

STANDALONE FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended June 30, 2023

The Bank’s net revenue grew by 26.9% to ₹ 32,829 crore for the quarter ended June 30, 2023 from ₹ 25,870 crore for the quarter ended June 30, 2022.

Net interest income (interest earned less interest expended) for the quarter ended June 30, 2023 grew by 21.1% to ₹ 23,599 crore from ₹ 19,481 crore for the quarter ended June 30, 2022. Core net interest margin was at 4.1% on total assets, and 4.3% based on interest earning assets.

Other income (non-interest revenue) at ₹ 9,230 crore was 28.1% of the net revenues for the quarter ended June 30, 2023 as against ₹ 6,388 crore in the corresponding quarter ended June 30, 2022. The four components of other income for the quarter ended June 30, 2023 were fees & commissions of ₹ 6,290 crore (₹ 5,360 crore in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of ₹ 1,309 crore (₹ 1,024 crore in the corresponding quarter of the previous year), net trading and mark to market gain of ₹ 552 crore (loss of ₹ 1,077 crore in the corresponding quarter of the previous year) and miscellaneous income, including recoveries and dividend, of ₹ 1,079 crore (₹ 1,080 crore in the corresponding quarter of the previous year). Other income, excluding net trading and mark to market income, grew by 16.2% over the quarter ended June 30, 2022.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Operating expenses for the quarter ended June 30, 2023 were ₹ 14,057 crore, an increase of 33.9% over ₹ 10,502 crore during the corresponding quarter of the previous year. The cost-to-income ratio for the quarter was at 42.8%.

Pre-provision Operating Profit (PPOP) at ₹ 18,772 crore grew by 22.2% over the corresponding quarter of the previous year.

Provisions and contingencies for the quarter ended June 30, 2023 were ₹ 2,860 crore as against ₹ 3,188 crore for the quarter ended June 30, 2022.

The total credit cost ratio was at 0.70%, as compared to 0.91% for the quarter ending June 30, 2022.

Profit before tax (PBT) for the quarter ended June 30, 2023 was at ₹ 15,912 crore. After providing ₹ 3,960 crore for taxation, the Bank earned a net profit of ₹ 11,952 crore, an increase of 30.0% over the quarter ended June 30, 2022.

Balance Sheet: As of June 30, 2023

Total balance sheet size as of June 30, 2023 was ₹ 25,01,693 crore as against ₹ 21,09,772 crore as of June 30, 2022, a growth of 18.6%.

Total Deposits showed a healthy growth and were at ₹ 19,13,096 crore as of June 30, 2023, an increase of 19.2% over June 30, 2022. CASA deposits grew by 10.7% with savings account deposits at ₹ 5,60,604 crore and current account deposits at ₹ 2,52,350 crore. Time deposits were at ₹ 11,00,142 crore, an increase of 26.4% over the corresponding quarter of the previous year, resulting in CASA deposits comprising 42.5% of total deposits as of June 30, 2023.

Total advances as of June 30, 2023 were ₹ 16,15,672 crore, an increase of 15.8% over June 30, 2022. Gross of transfers through inter-bank participation certificates and bills rediscounted, total advances grew by 20.1% over June 30, 2022. Domestic retail loans grew by 20.0%, commercial and rural banking loans grew by 29.1% and corporate and other wholesale loans grew by 11.2%. Overseas advances constituted 2.6% of total advances.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines was at 18.9% as on June 30, 2023 (18.1% as on June 30, 2022) as against a regulatory requirement of 11.7% which includes Capital Conservation Buffer of 2.5%, and an additional requirement of 0.2% on account of the Bank being identified as a Domestic Systemically Important Bank (D-SIB). Tier 1 CAR was at 16.9% and Common Equity Tier 1 Capital ratio was at 16.2% as of June 30, 2023. Risk-weighted Assets were at ₹ 16,70,899 crore.

NETWORK

As of June 30, 2023, the Bank’s distribution network was at 7,860 branches and 20,352 ATMs / Cash Deposit & Withdrawal Machines (CDMs) across 3,825 cities / towns as against 6,378 branches and 18,620 ATMs / CDMs across 3,203 cities / towns as of June 30, 2022. 52% of our branches are in semi-urban and rural areas. In addition, we have 15,194 business correspondents, which are primarily manned by Common Service Centres (CSC). Number of employees were at 1,81,725 as of June 30, 2023 (as against 1,52,511 as of June 30, 2022).

ASSET QUALITY

Gross non-performing assets were at 1.17% of gross advances as on June 30, 2023 (0.94% excluding NPAs in the agricultural segment), as against 1.12% as on March 31, 2023 (0.94% excluding NPAs in the agricultural segment), and 1.28% as on June 30, 2022 (1.06% excluding NPAs in the agricultural segment). Net non-performing assets were at 0.30% of net advances as on June 30, 2023.

SUBSIDIARIES

The Bank’s subsidiary companies prepare their financial results in accordance with the notified Indian Accounting Standards (‘Ind-AS’). The Bank for the purposes of its statutory compliance prepares and presents its financial results under Indian GAAP. Hence the Bank’s subsidiary companies, for the purposes of the consolidated financial results of the Bank, prepare ‘fit-for-consolidation information’ based on the recognition and measurement principles as per Indian GAAP. The financial numbers of the Bank’s subsidiary companies mentioned herein below are in accordance with Ind-AS.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

HDFC Securities Limited (HSL) is amongst the leading retail broking firms in India. As on June 30, 2023, the Bank held 95.6% stake in HSL. For the quarter ended June 30, 2023, HSL’s total revenue was at ₹ 497 crore, as against ₹ 432 crore for the quarter ended June 30, 2022. Profit after tax for the quarter was at ₹ 189 crore, as against ₹ 189 crore for the quarter ended June 30, 2022.

As on June 30, 2023, HSL had 207 branches across 147 cities / towns in the country.

HDB Financial Services Limited (HDBFSL) is a non-deposit taking non-banking finance company (‘NBFC’) offering wide range of loans and asset finance products to customer segments such as individuals, emerging businesses and micro enterprises which are typically different from the segments that the Bank caters to. As on June 30, 2023, the Bank held 94.8% stake in HDBFSL.

For the quarter ended June 30, 2023, HDBFSL’s net revenue was at ₹ 2,314 crore as against ₹ 2,194 crore for the quarter ended June 30, 2022, a growth of 5.5%. Profit after tax for the quarter ended June 30, 2023 was ₹ 567 crore compared to ₹ 441 crore for the quarter ended June 30, 2022, a growth of 28.5%.

The total loan book was ₹ 73,568 crore as on June 30, 2023 compared to ₹ 61,814 crore as on June 30, 2022, a growth of 19%. Stage 3 loans were at 2.48% of gross loans. As on June 30, 2023, total CAR was at 19.8% with Tier-I CAR at 15.8%.

As on June 30, 2023, HDBFSL had 1,581 branches across 1,101 cities / towns.

Note:

₹ = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP unless otherwise specified.

BSE: 500180

NSE: HDFCBANK

NYSE: HDB

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

For more information please log on to: www.hdfcbank.com

For media queries please contact:

Madhu Chhibber

Head - Corporate Communications

HDFC Bank Ltd., Mumbai.

Mobile: +91 9833775515

madhu.chhibber@hdfcbank.com

For investor queries please contact:

Investor Relations

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1054 (D) / 6652 1000 (B)

investor.relations@hdfcbank.com